Mail Stop 03-06


April 18, 2005


Paul G. Daly
President
Infitech Ventures Inc.
20 Lyall Avenue
Toronto, Ontario, Canada M4E 1V9

Re:	Infitech Ventures Inc.
	Amendment No. 2 to Registration Statement on Form 10-SB
	Filed April 12, 2005
	File No. 000-51073

Dear Mr. Daly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II

Item 4.  Recent Sales of Unregistered Securities - Page 26

1. Regarding the 150,000 shares issued William Nelson; we note the disclosure in the fifth paragraph which states "these shares have not been issued to date." Please reconcile this with your previous response to prior comment 36 that these shares were issued on January
28, 2005.



Financial Statements

Audited Financial Statements for the year ended July 31, 2004

Note 4. Patent and Intellectual Property - Page F-19

2. We note that the company acquired a patent application, and not a certified patent. Supplementally tell us the status of your patent application. We note on page 10 that the application will expire on
July 17, 2005 if the company does not request an examination before then. Revise to clarify and discuss when you anticipate beginning to amortize this asset.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 824-5579 or Angela
Crane
at (202) 942-1931 if you have questions regarding these comments.
Please contact Donald C. Hunt at (202) 824-5662 or me at (202)
824-
5697 with any other questions.

      Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):  	Stephen O`Neill - O`Neil Law Group PLLC
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Paul G. Daly
Infitech Ventures Inc.
April 18, 2005
Page 1